UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-40463

AMTD Digital Inc.

(Translation of registrant’s name into English)

66 rue Jean-Jacques Rousseau

75001 Paris

France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

EXPLANATORY NOTE

Our subsidiary, The Generation Essentials Group, made certain announcement on May 29, 2026, a copy of which is attached as exhibit 99.1 and 99.2 to this current report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release – AMTD’s Successful Completion of Acquisition of The Ritz-Carlton, Perth, Valued at A$280 Million

99.2	Press Release – AMTD’s Successful Completion of Acquisition of Upper View Regalia Hotel in Malaysia for US$38 Million

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMTD Digital Inc.

	By:	/s/ Feridun Hamdullahpur
	Name:	Dr. Feridun Hamdullahpur
	Title:	Director

Date: May 29, 2026

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